HAZARDOUS SPORTS EXCLUSION RIDER




This rider is part of Your policy. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The Effective Date of this rider is the same as the Policy Date unless another date is shown on the current Data Pages.

If the Insured dies as a result, directly or indirectly, wholly or in part, of participation in the "excluded hazardous sport" (see below), We will pay only this rider's "limited benefit" (see below), even if there is other language in Your policy to the contrary.

LIMITED BENEFIT

The limited benefit will be the Net Surrender Value as of the date of death.




EXCLUDED HAZARDOUS SPORT:




 -------------------------------------------------------------------------------







[OBJECT OMITTED]                    [OBJECT OMITTED]
[OBJECT OMITTED]
[OBJECT OMITTED]